

20014061

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
**SEC Mail Processing**ashington, D.C. 20549

SEP 0 3 2020 **ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**Washington, DC** **PART III**

| SEC FILE NUMBER |
| --- |
| 8-47885 |

**FACING PAGE**

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___July 1, 2019___ AND ENDING ___June 30, 2020___
MM/DD/YY                                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**ADP Broker-Dealer, Inc.**

| OFFICIAL USE ONLY |
| --- |
| _____ |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1 ADP Boulevard___
(No. and Street)

___Roseland___         ___New Jersey___         ___07068___
(City)                  (State)                  (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_Adrian Purtschert_                              603-327-7035
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_Deloitte & Touche LLP_
(Name - if individual, state last, first, middle name)

| _30 Rockefeller Plaza_ | _New York_ | _New York_ | _10112-0015_ |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must
be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

## AFFIRMATION

I, James Blake, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to ADP Broker-Dealer, Inc. as of June 30, 2020, are true and correct. I further affirm that neither ADP Broker-Dealer, Inc. nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

James Blake
President, ADP Broker-Dealer, Inc.

Notary Public

8/31/2020
Date

MELINDA A. SMITH
NOTARY PUBLIC
STATE OF NEW JERSEY
ID # 2304327
MY COMMISSION EXPIRES AUG. 19, 2023



ADP Broker-Dealer, Inc.
1 ADP Boulevard
Roseland, NJ 07068

September 1, 2020

Re: Amendment to "Schedule g" (Computation of Net Capital) originally mailed August 31,2020

To Whom It May Concern

Enclosed is an amended report from ADP Broker-Dealer, Inc. originally mailed on August 31,2020. The amendment pertains to "Schedule g" under Supplemental Schedules where Service Fee Receivable under Nonallowable Assets was amended from (22,714,020) to (21,714,020). The change is due to a keying error in the original submission. Total Nonallowable Assets and the subsequent computation of net capital remain unchanged.

Sincerely,

Adrian Purtschert
FINOP, ADPBD



Securities and Exchange Commission
Trading and Markets

SEP 1 7 2020

**RECEIVED**

**Deloitte.**

**Deloitte & Touche LLP**

30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 489 1600
Fax: +1 212 489 1687
www.deloitte.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of ADP Broker-Dealer, Inc.

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ADP Broker-Dealer, Inc. (the "Company") (a wholly owned subsidiary of ADP Atlantic, LLC) as of June 30, 2020, and the related statements of income, cash flows, changes in stockholder's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Report on Supplemental Schedules

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Deloitte & Touche LLP*

August 31, 2020

We have served as the Company's auditor since 1995.

**ADP BROKER-DEALER, INC.**
**(A Wholly Owned Subsidiary of ADP Atlantic, LLC)**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF JUNE 30, 2020**

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 78,234,640 |
| Service fee receivable - net of allowance for bad debt of $  6,790 | | 21,714,020 |
| Other assets | | 927,077 |
| TOTAL ASSETS | $ | 100,875,737 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | | |
|---|---|---:|
| **LIABILITIES:** | | |
| Payable to Affiliate | $ | 13,744,316 |
| Taxes payable to Affiliate | | 22,318,635 |
| Accrued expenses and other liabilities | | 660,120 |
| Total liabilities | | 36,723,071 |
| **STOCKHOLDER'S EQUITY:** | | |
| Common stock, $1,000 par value - 100 shares authorized and outstanding | | 100,000 |
| Paid-in capital | | 24,713,758 |
| Retained earnings | | 39,338,908 |
| Total stockholder's equity | | 64,152,666 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 100,875,737 |

See notes to financial statements.

**ADP BROKER-DEALER, INC.**
**(A Wholly Owned Subsidiary of ADP Atlantic, LLC)**

**NOTES TO FINANCIAL STATEMENTS**
**AS OF AND FOR THE YEAR ENDED JUNE 30, 2020**

1.  **ORGANIZATION AND BUSINESS DESCRIPTION**

    **Organization** — ADP Broker-Dealer, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company and ADP, LLC ("ADP" or the "Affiliate") are wholly owned subsidiaries of ADP Atlantic, LLC (the "Parent"), which is a wholly owned subsidiary of Automatic Data Processing, Inc.

    **Business Description** — The Company was formed to receive compensation from mutual fund companies on a shared compensation basis (marketing and distribution service fees and administrative and recordkeeping service fees). The Retirement Services division of the Affiliate provides 401(k) plans to existing and prospective clients of ADP. Those 401(k) plans offer securities of major mutual fund companies on a payroll deduction basis, through ADP. The Company does not solicit investments or handle customer funds and/or securities.

2.  **ACCOUNTING POLICIES**

    **Basis of Presentation** — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

    **Use of Estimates in the Preparation of Financial Statements** — The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities, revenues and expenses during the reporting period. Management makes estimates regarding the collectability of receivables, deferred taxes, certain expenses, and other matters that affect reported amounts. Actual results could differ from the estimates included in the financial statements.

    **Service Fee Revenue and Receivables** —The Company recognizes revenue to depict the transfer of promised services to its customers (mutual fund companies) in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services. To achieve that principle, the Company applies the following steps: identify the contract(s) with the customer, identify the performance obligations in the contract(s), determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the entity satisfies a performance obligation.

    The Company's agreements have legally enforceable terms of 30 days. Revenues are attributable to service fees for marketing and distributing (primarily 12b-1 fees) and service fees for administering and recordkeeping (primarily Sub TA fees) 401(k) plans on behalf of the customers. Based upon similar operational and economic characteristics, the Company's service

-7-

fees are disaggregated as these revenue categories depict how the nature, amount, timing, and uncertainty of its revenue and cash flows are affected by economic factors.

*Marketing and distribution service fees (primarily 12b-1 service fees)*
Consideration for 12b-1 service fees is variable and revenue is constrained because it is outside the Company's control (such as the market value of the funds' shares at future points in time and the length of time the investor will remain invested in the funds). Uncertainty associated with the variable consideration is resolved and revenue is recognized upon determination of the asset value of the fund. The revenue is recognized over the performance period of the relevant contract. The Company recognized marketing and distribution service fees in the amount of $82,967,915 for the fiscal year ended June 30, 2020.

*Administrative and recordkeeping service fees (primarily Sub TA service fees)*
Consideration for administrative and recordkeeping service fees is variable and revenue is constrained and recognized upon determination of the asset value of the fund. Administrative and recordkeeping service fees are recognized over the performance period of the relevant contract as the customer simultaneously receives and consumes the benefits of the services as the Company performs them. The output method is used to recognize the revenue as time elapsed (daily) portrays the service carried out by the Company for the customer. The Company recognized administrative and recordkeeping service fees in the amount of $64,671,017 for the fiscal year ended June 30, 2020.

*Accounts receivable*
The Company records a receivable when revenue is recognized prior to payment and there is an unconditional right to payment. The Company expects to collect consideration within 10 to 45 days of billing. We assess the collectability of revenues based primarily on the creditworthiness of the customer as determined by the customer's payment history. The Company maintains an allowance for bad debt reserve through percentages based on aging. The allowance is included in the net service fee receivable on the statement of financial condition.

**Cash** — All cash is on deposit in interest-bearing and non-interest-bearing accounts with major banks.

**Fair Value of Financial Assets and Liabilities** — The Company's financial assets and liabilities are recorded at amounts that approximate fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The carrying amounts are recorded at these values because they are short-term in duration, have no defined maturity, or have market based interest rates. Such assets and liabilities include cash, service fee receivable, other assets, payable to Affiliate, and accrued expenses and other liabilities.

The Company uses a three-level classification hierarchy of fair value measurements that establishes the quality of inputs used to measure fair value.

Details for the descriptions of the three levels follow:
Level 1 — Inputs to the valuation methodology are unadjusted quoted market prices for identical assets or liabilities in active markets as of the valuation date.

Level 2 — Inputs to the valuation methodology are quoted market prices for similar assets and liabilities in active markets; quoted market prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable for the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and reflect the Company's own assumptions about the estimates market participants would use pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding timing and amount of expected cash flows).

Cash is classified as Level 1 within the fair value hierarchy.

**Other Assets** – The Company has other assets which represent prepaid expenses primarily related to professional fees. The deferred tax asset balance is also included in other assets.

**Accrued Expenses and Other Liabilities** — The Company has accrued expenses and other liabilities which represent payments due for outside services performed and other various liabilities.

**Expense Allocation** — Substantially all of the Company's expenses are recorded at ADP and are transferred to the Company or are allocated to the Company based upon allocation factors which estimate the use of goods or services. The primary factors used in the allocation process are licensed registered representatives as a percent of total headcount of the respective departments, and estimated asset-based revenue as a percent of total revenue on new sales. The allocated expenses include but are not limited to sales compensation, plan implementation, client and participant services, finance, compliance, legal, human resources, end-user computing, marketing and other professional expenses.

**Income Taxes** — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. This is pursuant to a tax sharing agreement.

The Company uses the asset and liability method in providing income taxes. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns.

**Dividend to Parent** — As a wholly owned subsidiary, the Company from time-to-time, after evaluating its net capital levels and upon approval of the Board of Directors, makes cash dividends to the Parent.

3. **INCOME TAXES**

Income taxes are accounted for in accordance with ASC 740, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be provided for all temporary differences between the book and tax basis of assets and liabilities. The Company has a deferred tax asset of $1,778 at June 30, 2020, which relates to a temporary difference due to the allowance for bad debt, and is included within the other assets line on the statement of financial condition.

The difference between the federal statutory tax rate and the Company effective tax rate primarily relates to state taxes.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in the Company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company applies a more-likely-than-not recognition threshold for all tax uncertainties as the Company is permitted to recognize only those tax benefits that have a greater than 50% likelihood of being sustained upon examination by the taxing authorities. The Company did not have any unrecognized tax benefits or liabilities resulting from tax positions related to either the year ended June 30, 2020, or other periods. The Company does not expect any change in unrecognized tax benefits or liabilities within the next year.

ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Tax related interest and penalties would be included in the provision for income taxes on the statement of income of the Company. The Company had no interest and penalties included in the statement of financial condition and the statement of income as of and for the year ended June 30, 2020, respectively.

The ADP tax returns that include the Company's activity are no longer subject to federal tax examinations for tax years before fiscal year 2019 or state and local examinations for fiscal years before 2014.

The provision for income taxes consists of the following for the year ended June 30, 2020:

Total provision for income taxes

| | | |
|---|---|---:|
| **Current:** | | |
| Federal | $ | 17,627,456 |
| State and local | | 4,691,179 |
| | | 22,318,635 |
| | | |
| **Deferred:** | | |
| Federal | | 3,057 |
| State and local | | 814 |
| | | 3,871 |
| | | |
| **Total provision for income taxes** | $ | 22,322,506 |

## 4. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The rollforward of the allowance for doubtful accounts consisted of the following for the fiscal year ended June 30, 2020:

| | | |
|---|---|---|
| Balance at beginning of year | $ | 22,167 |
| Current year provision | | (15,377) |
| | | |
| Balance at end of year | $ | 6,790 |

## 5. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. At June 30, 2020, the Company had net capital of $41,511,569 which was $39,063,363 in excess of its required net capital of $2,448,206. The Company's ratio of aggregate indebtedness to net capital was 0.88to 1 at June 30, 2020.

## 6. RELATED-PARTY TRANSACTIONS

**Management Services Fees** —As defined in the Management Services Agreement (the "Agreement") between the Company and ADP, the Company shall pay ADP, for each calendar quarter, a management services fee equal to 108% of ADP's allocated costs and expenses. The transfer pricing markup was determined at 8% of fully allocated costs and expenses.

The management services fees represent various expenses incurred directly and indirectly in the conduct of the Company's business such as sales compensation, plan implementation, client and participant services, finance, compliance, legal, human resources, end-user computing, marketing and other professional expenses.

**Income Taxes** — The results of operations of the Company are included in the consolidated federal income tax return of the Affiliate. The Company is allocated by the Affiliate a direct intercompany charge equivalent to taxes due on income as if it were filing a tax return on an individual company basis. There is an income tax payable to the Affiliate in the amount of $22,318,635 at June 30, 2020.

**Dividends to Parent** — The Board of Directors approved and the Company paid dividends of $63,000,000 to the Parent during the year ended June 30, 2020.

## 7. RISK FACTORS

Cash:  The Company maintains cash with more than one financial institution.  The Company's policy is designed to limit exposure with any one financial institution. As part of its credit and risk management processes, the Company performs periodic evaluations of the relative credit

standing of the financial institutions with whom it places funds. The Company also monitors the condition of the financial institutions with whom it places funds on an ongoing basis to identify any significant change in a financial institution's condition. If such a change takes place, the amounts deposited in such financial institutions may be adjusted.

Service fee receivable: Credit risk related to Service fee receivable involves the risk of nonpayment by the counterparty. Credit risk is diversified due to the large number of fund families comprising the Company's customer base. The Company also performs ongoing credit evaluations of the financial conditions of its customers and evaluates the delinquency status of the receivables.

A major natural disaster or catastrophic event could have a materially adverse effect on our business, financial condition and results of operations, or have other adverse consequences. The COVID-19 outbreak has created, and such other events may create, significant volatility and uncertainty and economic and financial market disruption. The extent of any such impact depends on developments which are highly uncertain and cannot be predicted, including the duration and scope of the event; the governmental and business actions taken in response thereto; actions taken by the Company in response thereto and the related costs; the impact on economic activity and employment levels; the effect on our clients, prospects, suppliers and partners; our ability to sell and provide our solutions and services, including due to travel restrictions, business and facility closures, and employee remote working arrangements; the ability of our clients or prospects to pay for our services and solutions; and how quickly and to what extent normal economic and operating conditions can resume.

8. **SUBSEQUENT EVENTS**

The Company paid a dividend to the Parent on August 3, 2020 in the amount of $14,000,000. Additionally, on June 30, 2020 ADP, LLC filed with the state of Delaware to change its name to ADP, Inc. The name change was effective July 1, 2020. There is no impact to ADP Broker-Dealer, Inc. as a result of this change and no impact to its relationship or agreements with its affiliates.

The Company has evaluated all other events and transactions that occurred subsequent to June 30, 2020 through the date these financial statements were issued, and has determined there were no other events or transactions during such period which would require recognition or disclosure in these financial statements.